OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5

Tel: (604) 417-4653 www.mirandagold.com

Financing Secured to Advance Gold Torrent and Miranda’s

Lucky Shot Project to Production

Vancouver, BC, Canada – February 15, 2017 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that its joint venture partner Gold Torrent, Inc, (“GTI”) (OTCQB: GTOR) has secured financing to put the Lucky Shot Project near Anchorage, Alaska into production. GTI is forecasting a December 2018 startup date.

The financing secured by GTI is comprised of a convertible preferred note and investment agreement with CRH Mezzanine Pte, Ltd, a Singapore private limited company and CRH Funding II Pte, Ltd, a Singapore private limited company – consisting of a US$2,000,000 convertible preferred note (“Preferred Note”) and a US$11,250,000 gold and silver prepayment agreement (“Prepayment Agreement”).

Concurrent with the closing and funding of the Preferred Note, Miranda and GTI have executed a joint venture operating agreement and formed Alaska Gold Torrent, LLC (“AGT LLC”), an Alaska limited liability company, under which Miranda owns a 30% undivided interest in the Lucky Shot Project. Miranda is entitled to 10% of the AGT LLC after-tax cash flow until US$10m is paid to GTI; then 20% of the after-tax cash flow until the remainder of GTI’s investment in AGT LLC, in excess of US$10m is paid; and 30% thereafter.

In addition, Miranda has an installment payment option to purchase a 3.3% NSR on Lucky Shot production from a third party.

The delivery of refined gold and silver and the repayments under the Prepayment Agreement shall be borne entirely from GTI’s calculated after-tax cash flow, its cash allocations, and other cash distributions. Miranda shall be entitled to receive its allocations of calculated after-tax cash flows and resulting cash distributions using calculations based on the after-tax cash flow distributions that would have occurred on an “all equity” basis - showing cash distributions and allocations assuming the Prepayment Agreement had not occurred. Miranda production cash flow proceeds are not burdened by servicing the Prepayment Agreement in any way.

Miranda CEO Joseph Hebert comments, “With the financing and forecast start-up of the Lucky Shot Project, Miranda will now advance its strategy of securing near-term cash flow to support its core business of exploration for world-class discovery in Colombia and elsewhere. The Lucky Shot Mine will put Miranda in a unique class of primary explorers with cash flow, while still adhering to its Joint Venture business model as a Prospect Generator.” Further, Mr. Hebert notes, “Miranda is fortunate to have an experienced team at Gold Torrent, as operator for the Lucky Shot Mine.”

Resource Report and Prefeasibility Study

In March 2016, effective February 1, 2016, an updated NI43-101 Mineral Resource Estimate was completed on the Lucky Shot Project by Hard Rock Consulting, LLC (“HRC”) resulting in 121,500 ounces of gold contained in 206,500 tonnes grading an average of 18.3 g Au/t classified as measured and indicated mineral resources. An additional 35,150 ounces of gold contained in 59,000 tonnes grading an average of 18.5 g Au/t are classified as inferred mineral resources, all based on a 5.0 g Au/t cutoff. Combined measured, indicated, and inferred ounces total 156,650 ounces of gold at 18.3 g Au/t.

In July 2016, HRC completed an NI43-101 Preliminary Feasibility Study (the “PFS”) on the Lucky Shot Project. The PFS includes a mine plan and cost estimate with annual gold production of approximately 25,000 ounces of gold per year (after pre-production and build-up) at an underground mining rate of 200 tonnes per day. The mine plan includes a total of 87,612 ounces of gold contained in 174,500 tonnes at a grade of 15.6 g Au/t in the proven and probable reserve categories. Historic milling achieved 89% gold recovery with gravity processing alone, and recent metallurgical work related to the PFS shows gravity-only milling sufficient for acceptable gold recoveries - resulting in non-toxic tailings.

The all-in sustaining cash cost (AISC), from the PFS is US$675 per ounce.

Project Details

At the Lucky Shot Project, gold is found in low-sulfide mesothermal quartz veins within an east-west, shallow, north-dipping, shear zone. The Willow Creek project, formally held by Miranda, is now assigned to AGT LLC under an 80-year lease from Alaska Hardrock Inc, of which 77 years are remaining. The project lies approximately 166 km north of Anchorage by road. The project area is east of the town of Willow and can be accessed by well-maintained gravel roads. It covers the majority of the historical Willow Creek mining district and contains 43 patented lode mining claims and 58 State of Alaska lode mining claims for a total of approximately 10,000 acres (4,000 hectares). Numerous historical mines occur on the property including the Lucky Shot, Coleman, War Baby, Nippon, and Gold Bullion Mines. Gold is commonly coarse, mainly free, and associated with - but rarely occluded in - telluride and minor sulfide.

Historical production records for the Willow District indicate that, between 1918 and 1942, more than 500,000 ounces of gold were produced from the project area at an average grade of 37.5 g Au/t. Historical records, geologic evidence, and recent drilling indicate that deep-seated mesothermal quartz veins plunge at about 30 degrees to depth - with continuation of mineralization to at least the mines deepest points. An exploration drift below the level of historic mining cuts the vein and indicates open extensions of mineralization to depth.

Exploration drilling by previous operators also shows significant mineralization below mine levels and adjacent to mined areas along strike. Surface assessment work conducted by Miranda in 2014, suggests the vein system at the Lucky Shot Project may extend over 2.5km to the southeast - where historic production of 77,000 ounces was attained on the project from the Bullion Mountain Mine. The highlight of the Miranda sample program was the discovery of three quartz vein sub-crops that assayed 50.74 g/t Au, 17.05 g/t Au, and 18.15 g/t Au.

Data disclosed in this press release, has been reviewed and verified by Miranda’s Chief Executive Officer, Joseph Hebert, C.P.G., and B.Sc. Geology, a Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold Prospect Generator active in Alaska and Colombia, whose emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize our exposure to discovery and minimize financial risk associated with exploration. Miranda has ongoing relationships with Gold Torrent, Inc., and Montezuma Mines Inc.

ON BEHALF OF THE BOARDS OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.